UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Long Blockchain Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

542614102

(CUSIP Number)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 542614102
1.	Names of Reporting Persons Brentwood LIIT (NZ) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 563,466 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 563,466 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,466
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	These shares are owned directly by Brentwood LIIT (NZ) Limited and are controlled by its sole director Kerry Finnigan. Kerry Finnigan has the sole voting and dispositive power of the securities held by Brentwood LIIT (NZ) Limited.

(2)	Based on 10,219,897 shares of common stock of the Issuer outstanding as of January 3, 2018, as disclosed in the Issuer’s Prospectus filed pursuant to rule 424(b)(5) with the Securities and Exchange Commission on January 5, 2018.

Page 3 of 6 Pages

CUSIP No. 542614102
1.	Names of Reporting Persons Kerry Finnigan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 563,466 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 563,466 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,466
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	These shares are owned directly by Brentwood LIIT (NZ) Limited and are controlled by its sole director Kerry Finnigan. Kerry Finnigan has the sole voting and dispositive power of the securities held by Brentwood LIIT (NZ) Limited.

(2)	Based on 10,219,897 shares of common stock of the Issuer outstanding as of January 3, 2018, as disclosed in the Issuer’s Prospectus filed pursuant to rule 424(b)(5) with the Securities and Exchange Commission on January 5, 2018.

Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Long Blockchain Corp., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

12-1 Dubon Court, Farmingdale New York 11735

Item 2(a).	Names of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Brentwood LIIT (NZ) Limited (“Brentwood”)

(ii)	Kerry Finnigan

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting persons is Level 2, 20 Augustus Terrace, Parnell, Auckland, 1052, New Zealand.
Item 2(c).	Citizenship:

(i)	Brentwood LIIT (NZ) Limited, a New Zealand limited company.

(ii)	Kerry Finnigan is a citizen of New Zealand.

Item 2(d).	Title of Class of Securities:

common stock, $0.0001 par value.

Item 2(e).	CUSIP Number:

542614102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

☐	(g) A Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

Page 5 of 6 Pages

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4.

Ownership.

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person (on the basis of a total of 10,219,897 shares of Common Stock outstanding as of January 3, 2018, as disclosed in the Issuer’s Prospectus filed pursuant to rule 424(b)(5) with the Securities and Exchange Commission on January 5, 2018, are as follows:

(a)	Amount beneficially owned:

(i)	Brentwood -563,466
(ii)	Kerry Finnigan -563,466

(b)	Percentage of Class:

(iii)	Brentwood -5.5%
(iv)	Kerry Finnigan -5.5%

Brentwood:

(c)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	563,466
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	563,466
	iv.	Shared power to dispose or to direct the disposition of:	0

Kerry Finnigan:

(c)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	563,466
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	563,466
	iv.	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 5, 2018

Brentwood LIIT (NZ) Limited a New Zealand limited company

By:	/s/ Kerry Finnigan
Name:	Kerry Finnigan
Title:	Director

/s/ Kerry Finnigan
Kerry Finnigan

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value per share, of Long Blockchain Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 5, 2018.

Brentwood LIIT (NZ) Limited a New Zealand limited company

By:	/s/ Kerry Finnigan
Name:	Kerry Finnigan
Title:	Director

/s/ Kerry Finnigan
Kerry Finnigan